Exhibit 99.2

FOR IMMEDIATE RELEASE

FUBO CLOSED 2024 WITH RECORD $1.59B REVENUE,

1.676M PAID SUBSCRIBERS IN NORTH AMERICA

COMPANY ACHIEVED FIRST-EVER QUARTER OF POSITIVE FREE CASH FLOW IN Q4 2024

NEW YORK – FEBRUARY 28, 2025 – FuboTV Inc. (d/b/a/ Fubo) (NYSE: FUBO), the leading sports-first live TV streaming platform, today announced its financial results for the fourth quarter and full year ended December 31, 2024. The Company closed the full year 2024 in North America with record total revenue and paid subscribers, achieved its first quarter of positive free cash flow and improved key profitability metrics by over $100 million on an annual basis for the second consecutive year.

Fubo delivered full year 2024 results in North America of $1.588 billion in total revenue, up 19% year-over-year (YoY), and 1.676 million subscribers, up 4% YoY, both record-breaking metrics for the Company. Fubo closed the fourth quarter with $433.8 million in total revenue, up 8% YoY, in North America, achieving its guidance. Average revenue per user (ARPU) in the fourth quarter was $87.90 in the region, an all-time high for the Company and an expansion of 1.4% YoY.

In the Rest of World (ROW), the Company delivered $9.4 million total revenue, up 12.1% YoY, and 362,000 paid subscribers, down 10.9% YoY. ARPU reached $8.50, up 24.8% YoY. ROW includes the results of Molotov, the French live TV streaming service acquired by Fubo in December 2021.

Fubo states its key metrics on a YoY basis given the seasonality of sports content.

Notably, on a full-year basis, Fubo achieved YoY improvements in Net Loss of $115 million, Adjusted EBITDA of $115 million, Net cash provided by operating activities of $97 million and Free Cash Flow of $104 million. AEBITDA and Free Cash Flow each improved by over $100 million in 2024. This marked the second consecutive year of over $100 million annual improvements in AEBITDA and Free Cash Flow.

Net Loss from continuing operations in the fourth quarter was $40.9 million, leading to an earnings per share (EPS) loss of $0.11. This compares favorably to a Net Loss from continuing operations of $71 million, or an EPS loss of $0.24, in the fourth quarter 2023. Adjusted EPS loss in the fourth quarter was $0.02, compared to an adjusted EPS loss of $0.18 in the fourth quarter 2023. Adjusted EPS excludes the impact of stock-based compensation, amortization of intangibles, impairment of other assets, gain on extinguishment of debt and amortization of debt premium (discount), net and certain litigation and transaction expenses.

In the fourth quarter, Adjusted EBITDA was -$8.7 million, a $41.4 million improvement when compared to the fourth quarter 2023, reflecting the Company’s continued focus on efficient growth, cost control and achieving profitability.

Net cash provided by operating activities in the fourth quarter was $20.9 million, a $20.9 million improvement compared to the fourth quarter 2023, and Free Cash Flow in the fourth quarter was $16.3 million, an improvement of $22.1 million compared to the fourth quarter 2023.

Fubo ended the quarter with $167.6 million in cash, cash equivalents and restricted cash on hand.

Guidance

North America

First Quarter 2025: Fubo is projecting $400 million to $410 million total revenue, representing 3% YoY growth at the midpoint, and 1.430 million to 1.460 million total subscribers, representing a 4% YoY decline at the midpoint. This outlook reflects the potential subscriber impact of the Company’s recent non-renewal with TelevisaUnivision. Fubo remains focused on providing its subscribers with the most compelling content viewing options while also advancing profitability objectives.

ROW

First Quarter 2025: Fubo is projecting $7.5 million to $8.5 million total revenue, representing a 5% YoY decline at the midpoint, and 330,000 to 340,000 subscribers, representing a 16% YoY decline at the midpoint.

Complete fourth quarter and full year 2024 results are detailed in Fubo’s shareholder letter available on the Company’s IR site.

“Fubo continued to deliver on our promise to shareholders in 2024, achieving record total revenue and paid subscribers in North America, as well as significant improvements in Adjusted EBITDA and Free Cash Flow,” said David Gandler, co-founder and CEO, Fubo. “Notable achievements in 2024 included the launch of standalone sports and entertainment skinny bundles as part of our mission to be a Super Aggregator, and expanded availability of our market-first user-configurated Multiview product to Roku devices. We also introduced innovative and interactive connected TV ad formats for brand marketers.

“As we look ahead to 2025, Fubo remains focused on delivering to consumers an unparalleled streaming experience with multiple and flexible content options at appropriate price points. This is demonstrated by our recently announced business combination agreement with The Walt Disney Company’s Hulu + Live TV and our plans to launch a new Sports & Broadcasting service, both of which we expect to further scale our business, deliver additional compelling sports content to consumers and bring more competition to the industry. We will continue to provide periodic updates as the Disney transaction progresses.”

“2024 was another solid year for Fubo highlighted by record achievements on the top and bottom lines, demonstrating further progress towards our 2025 profitability goal,” said Edgar Bronfman Jr., executive chairman, Fubo. “Record revenue and subscriber growth in North America, as well as the achievement of more than a $100 million improvement each in Adjusted EBITDA and Free Cash Flow for the second consecutive year, are particular standouts of the prior year. We enter 2025 with pride in our results, meaningful improvements across nearly every aspect of our business and excitement about our momentum.”

Live Webcast

Gandler and CFO John Janedis will host a live conference call today at 8:30 a.m. ET to deliver brief remarks followed by Q&A. The live webcast will be available on the Events & Presentations page of Fubo’s investor relations website. An archived replay will be available on Fubo’s website following the call. Participants should join the call 10 minutes in advance to ensure that they are connected prior to the event.

About Fubo

With a global mission to aggregate the best in TV, including premium sports, news and entertainment content, through a single app, FuboTV Inc. (d/b/a Fubo) (NYSE: FUBO) aims to transcend the industry’s current TV model. The company operates Fubo in the U.S., Canada and Spain and Molotov in France.

In the U.S., Fubo is a sports-first cable TV replacement product that aggregates more than 400 live sports, news and entertainment networks and is the only live TV streaming platform with every English-language Nielsen-rated sports channel (source: Nielsen Total Viewers, 2024). Leveraging Fubo’s proprietary data and technology platform optimized for live TV and sports viewership, subscribers can engage with the content they are watching through an intuitive and personalized streaming experience. Fubo has continuously pushed the boundaries of live TV streaming. It was the first virtual MVPD to launch 4K streaming and MultiView, which it did years ahead of its peers, as well as Instant Headlines, a first-of-its-kind AI feature that generates contextual news topics as they are reported live on air.

Learn more at https://fubo.tv

Basis of Presentation – Continuing Operations

In connection with the dissolution of Fubo Gaming, Inc. and termination of Fubo Sportsbook, the assets and liabilities and the operations of our former wagering reportable segment are presented as discontinued operations in our consolidated financial statements. With respect to our continuing operations, we operate as a single reportable segment. Financial information presented in this release reflects Fubo’s results on a continuing operations basis, which excludes our former wagering reportable segment.

Key Performance Metrics and Non-GAAP Measures

Paid Subscribers

We believe the number of paid subscribers is a relevant measure to gauge the size of our user base. Paid subscribers (“subscribers”) are total subscribers that have completed registration with Fubo, have activated a payment method (only reflects one paying user per plan), from which Fubo has collected payment in the month ending the relevant period. Users who are on a free (trial) period are not included in this metric.

Average Revenue per User (ARPU)

We believe ARPU provides useful information for investors to gauge the revenue generated per subscriber on a monthly basis. ARPU, with respect to a given period, is defined as total Subscription revenue and Advertising revenue recognized in such period, divided by the average daily paid subscribers in such period, divided by the number of months in such period. Advertising revenue, like Subscription revenue, is primarily driven by the number of subscribers to our platform and per-subscriber viewership such as the type of, and duration of, content watched on platform. We believe ARPU is an important metric for both management and investors to evaluate the Company’s core operating performance and measure our subscriber monetization, as well as evaluate unit economics, payback on subscriber acquisition cost and lifetime value per subscriber. In addition, we believe that presenting a geographic breakdown for North America ARPU and ROW ARPU allows for a more meaningful assessment of the business because of the significant differences in both Subscription revenue and Advertising revenue generated on a per subscriber basis in North America when compared to ROW due to our current subscription pricing models and advertising monetization in the two geographic regions.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as Net Loss from Continuing Operations, adjusted for depreciation and amortization, impairment of other assets, stock-based compensation, certain litigation and transaction expenses, income tax (provision) benefit, and other income (expense). Certain litigation expenses consist of legal expenses and related fees and costs for specific proceedings that we have determined arise outside of the ordinary course of business and do not consider representative of our underlying operating performance, based on the several considerations which we assess regularly, including: (1) the frequency of similar cases that have been brought to date, or are expected to be brought in the future; (2) matter-specific facts and circumstances, such as the unique nature or complexity of the case and/or remedy(ies) sought, including the size of any monetary damages sought; (3) the counterparty involved; and (4) the extent to which management considers these amounts for purposes of operating decision-making and in assessing operating performance. Certain transaction expenses consist of professional advisor costs related to the pending business combination with Hulu + Live TV.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP measure defined as Adjusted EBITDA divided by Revenue.

Adjusted EPS (Earnings per Share)

Adjusted EPS is a non-GAAP measure defined as Adjusted Net Loss divided by weighted average shares outstanding.

Adjusted Net Loss

Adjusted Net Loss is a non-GAAP measure defined as Net Loss Attributable to Common Shareholders, adjusting for discontinued operations, stock-based compensation, amortization of debt premium (discount), net, amortization of intangible assets, impairment of other assets, gain on extinguishment of debt and certain litigation and transaction expenses (as described further above, see “Adjusted EBITDA”).

Free Cash Flow

Free Cash Flow is a non-GAAP measure defined as net cash used in operating activities - continuing operations, reduced by capital expenditures (consisting of purchases of property and equipment), purchases of intangible assets and capitalization of internal use software. We believe Free Cash Flow is an important liquidity measure of the cash that is available for operational expenses, investments in our business, strategic acquisitions, and for certain other activities such as repaying debt obligations and stock repurchases. Free Cash Flow is a key financial indicator used by management. Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. The use of Free Cash Flow as an analytical tool has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Because of these limitations, Free Cash Flow should be considered along with other operating and financial performance measures presented in accordance with GAAP.

Reconciliation of Key Performance Metrics and Non-GAAP Financial Measures

Certain measures used in this release, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Loss, Adjusted EPS and Free Cash Flow, are non-GAAP financial measures. We believe these are useful financial measures for investors as they are supplemental measures used by management in evaluating our core operating performance. Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, these non-GAAP financial measures are not a substitute for GAAP financial measures. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently.

The following tables include reconciliations of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures. The tables also include reconciliations of GAAP Subscription revenue and GAAP Advertising revenue to North America ARPU and ROW ARPU, respectively, each of which is a key performance metric.

fuboTV Inc.

Reconciliation of GAAP Subscription and Advertising Revenue to North America ARPU

(in thousands, except average subscribers and average per user amounts)

Year-over-Year Comparison

	Three Months Ended
	December 31, 2024	December 31, 2023

Subscription Revenue (GAAP)	$406,876	$370,087
Advertising Revenue (GAAP)	34,392	38,987
Subtract:
ROW Subscription Revenue	(8,971)	(8,042)
ROW Advertising Revenue	(475)	(382)
Total	431,822	400,650
Divide:
Average Subscribers (North America)	1,637,487	1,541,290
Months in Period	3	3
North America Monthly Average Revenue per User (NA ARPU)	$87.90	$86.65

fuboTV Inc.

Reconciliation of Net Loss from Continuing Operations to Non-GAAP Adjusted EBITDA (in thousands)

Year-over-Year Comparison

	Three Months Ended
	December 31, 2024	December 31, 2023

Reconciliation of Net Loss from Continuing Operations to Adjusted EBITDA
Net loss from continuing operations	$(40,932)	$(71,042)
Depreciation and amortization	9,952	9,638
Impairment of other assets	3,813	-
Stock-based compensation	9,901	11,764
Certain litigation expenses(1)	3,397	555
Certain transaction expenses(2)	2,639	-
Other (income) expense	2,279	(654)
Income tax provision (benefit)	252	(397)
Adjusted EBITDA	(8,699)	(50,136)

Adjusted EBITDA	(8,699)	(50,136)
Divide:
Revenue	443,277	410,181
Adjusted EBITDA Margin	-2.0%	-12.2%

fuboTV Inc.

Reconciliation of Net Loss from Continuing Operations to Non-GAAP Adjusted EBITDA (TTM) (in thousands)

Year-over-Year Comparison

	Trailing Twelve Months Ended
	December 31, 2024	December 31, 2023

Reconciliation of Net Loss from Continuing Operations to Adjusted EBITDA
Net loss from continuing operations	$(177,778)	$(293,102)
Depreciation and amortization	38,548	36,496
Impairment of other assets	3,813	-
Stock-based compensation	42,510	51,215
Certain litigation expenses(1)	22,441	631
Certain transaction expenses(2)	2,639	-
Other (income) expense	(18,902)	4,631
Income tax provision (benefit)	659	(879)
Adjusted EBITDA (TTM)	(86,070)	(201,008)

fuboTV Inc.

Reconciliation of Net Cash Provided by (Used in) Operating Activities - Continuing Operations to Free Cash Flow (in thousands)

Year-over-Year Comparison

	Three Months Ended
	December 31, 2024	December 31, 2023

Net cash provided by (used in) operating activities - continuing operations	$20,850	$(57)
Subtract:
Purchases of property and equipment	(828)	(696)
Capitalization of internal use software	(2,655)	(4,407)
Purchase of intangible assets	(1,100)	(693)
Free Cash Flow	16,267	(5,853)

fuboTV Inc.

Reconciliation of Net Cash Provided by (Used in) Operating Activities - Continuing Operations to Free Cash Flow (TTM) (in thousands)

Year-over-Year Comparison

	Trailing Twelve Months Ended
	December 31, 2024	December 31, 2023

Net cash provided by (used in) operating activities - continuing operations	$(75,627)	$(173,045)
Subtract:
Purchases of property and equipment	(2,727)	(1,071)
Capitalization of internal use software	(11,468)	(17,282)
Purchase of intangible assets	(1,640)	(3,592)
Free Cash Flow (TTM)	(91,462)	(194,990)

fuboTV Inc.

Reconciliation of Net Loss Attributable to Common Shareholders to Non-GAAP Adjusted Net Loss and Adjusted EPS (in thousands)

Year-over-Year Comparison

	Three Months Ended
	December 31, 2024	December 31, 2023

Net loss attributable to common shareholders	$(38,549)	$(70,090)
Subtract:
Net income from discontinued operations, net of tax	-	515
Net loss from continuing operations attributable to common shareholders	(38,549)	(70,605)

Net loss from continuing operations attributable to common shareholders	(38,549)	(70,605)
Stock-based compensation	9,901	11,764
Amortization of debt (premium) discount, net	(355)	656
Amortization of intangibles	9,606	9,282
Impairment of other assets	3,813	-
Gain on extinguishment of debt	-	(1,607)
Certain litigation expenses(1)	3,397	555
Certain transaction expenses(2)	2,639	-
Adjusted net loss from continuing operations	(9,548)	(49,955)

Weighted average shares outstanding:
Basic and diluted	336,151,610	294,737,521

Adjusted EPS from continuing operations	$(0.02)	$(0.18)

(1)	Certain litigation expenses consist of legal expenses and related fees for specific proceedings that we have determined arise outside of the ordinary course of business and do not consider representative of our underlying operating performance. For the periods presented, the adjustment included expenses attributable to antitrust and data privacy litigation. Note that in calculating AEBITDA and Adjusted EPS, prior to the second quarter of 2024 Fubo did not include adjustments for Certain litigation expenses. For comparative purposes, prior quarter figures have been recast to reflect this adjustment.
(2)	Certain transaction expenses consist of professional advisor costs related to the pending business combination with Hulu + Live TV.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements of FuboTV Inc. (“Fubo”) that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, including statements regarding our business strategy and plans, our offerings, including our planned Sports & Broadcasting service, our pending business combination with Hulu + Live TV (the “Transactions”), industry trends, our financial condition and our anticipated financial performance, including quarterly guidance. The words “could,” “will,” “plan,” “intend,” “anticipate,” “approximate,” “expect,” “potential,” “believe” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that Fubo makes due to a number of important factors, including but not limited to the following: our ability to achieve or maintain profitability; risks related to our access to capital and fundraising prospects to fund our financial operations and support our planned business growth; our revenue and gross profit are subject to seasonality; our operating results may fluctuate; our ability to effectively manage our growth; risks related to the Transactions; the long-term nature of our content commitments; our ability to renew our long-term content contracts on sufficiently favorable terms; our ability to attract and retain subscribers; obligations imposed on us through our agreements with certain distribution partners; we may not be able to license streaming content or other rights on acceptable terms; the restrictions imposed by content providers on our distribution and marketing of our products and services; our reliance on third party platforms to operate certain aspects of our business; risks related to the difficulty in measuring key metrics related to our business; risks related to preparing and forecasting our financial results; risks related to the highly competitive nature of our industry; risks related to our technology, as well as cybersecurity and data privacy-related risks; risks related to ongoing or future legal proceedings; and other risks, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates, and changes in tax and other laws, regulations, rates and policies. Further risks that could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements are discussed in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission (“SEC”), our Annual Report on Form 10-K for the year ended December 31, 2024 to be filed with the SEC, and our other periodic filings with the SEC. We encourage you to read such risks in detail. The forward-looking statements in this press release represent Fubo’s views as of the date of this press release. Fubo anticipates that subsequent events and developments will cause its views to change. However, while it may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. You should, therefore, not rely on these forward-looking statements as representing Fubo’s views as of any date subsequent to the date of this press release.

Additional Information and Where to Find It

This press release and the information contained herein shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any proxy, vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Transactions will be submitted to the shareholders of Fubo for their consideration and approval at a special meeting. In connection with the Transactions, Fubo intends to file a preliminary proxy statement with the SEC. Once the SEC completes its review of the preliminary proxy statement, a definitive proxy statement and a form of proxy will be filed with the SEC and mailed or otherwise furnished to the shareholders of Fubo. Before making any voting decision, Fubo shareholders are urged to read the proxy statement in its entirety, when it becomes available, and any other documents to be filed with the SEC in connection with the Transactions or incorporated by reference in the proxy statement (including any amendments or supplements to these documents), if any, because they will contain important information about the Transactions and the parties to the Transactions. This communication is not a substitute for the proxy statement or any other document that may be filed by Fubo with the SEC or sent to its shareholders in connection with the Transactions.

Fubo investors and shareholders may obtain a free copy of the proxy statement and documents filed by Fubo with the SEC at the SEC’s website at www.sec.gov. In addition, Fubo investors and shareholders may obtain a free copy of Fubo’s filings with the SEC from Fubo’s website at ir.fubo.tv or by directing a request by mail to Fubo, 1290 Avenue of the Americas, New York, NY 10104, or telephone to (212) 672-0055.

Participants in the Solicitation

The Company and its directors and executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the Transactions. Information regarding Fubo’s directors and executive officers is contained in the definitive proxy statement on Schedule 14A for Fubo’s 2024 annual meeting of shareholders (the “2024 Proxy Statement”), filed with the SEC on April 26, 2024. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fubo in connection with the Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement for Fubo’s special meeting of shareholders in connection with the Transactions when it is filed with the SEC, free copies of which may be obtained as described in the preceding paragraph. To the extent holdings of Fubo’s securities by Fubo’s directors and executive officers change from the amounts set forth in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Changes of Beneficial Ownership of Securities on Form 4 filed with the SEC. Fubo investors and shareholders may obtain free copies of these filings from the SEC’s website at www.sec.gov or from Fubo’s website at ir.fubo.tv.

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Investor Contacts

Ameet Padte, Fubo

ameet@fubo.tv

JCIR for Fubo

ir@fubo.tv

Media Contacts

Jennifer L. Press, Fubo

jpress@fubo.tv

Bianca Illion, Fubo

billion@fubo.tv